October 22, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

       Re: OneLife Technologies Corp.
           Amendment No. 1 to Form 10-KT
           Filed October 18, 2018
           File No. 000-55910

Dear Mr. Wagner:

       We have reviewed your amendment in response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 25, 2018 letter.

Amendment No. 1 to Form 10-KT

The Products, page 7

1. We note your response to comment 2. Please revise your disclosure to clearly convey the development stage of each of your products. For example, expand your discussion of the
      Sensation to describe the steps the company must take to receive certification from your partners. Similarly, with respect to statements in your response letter that you "plan to sell" products through distribution channels that you are putting in place, your disclosure should explain where you stand in the process for each product.
 Robert Wagner
OneLife Technologies Corp.
October 22, 2018
Page 2
Strategy for Growth, page 11

2. Disclose here and in your plan of operation section any uncertainty that your planned acquisition of Yinuo will not be consummated and address the impact to the company should the acquisition not close.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 16

3. We note your response to comment 9 and your disclosure that the acquisition of Yinuo will likely have a material impact on the company. We reissue our comment in part.
      Pursuant to Instruction 3 to Item 303(a) of Regulation S-K, include descriptions and amounts reflecting the expected impact of this planned acquisition on your future operations. Similarly, address your commitments to Yinuo as required by Item
      (303)(a)(2) of Regulation S-K.
Intangible Assets, page 17

4. You disclose on page 12 that you own 100% of current and future intellectual property developed by Yinuo Technologies. However, your disclosure in the notes to the financial statements indicates that you may only have a 50% ownership interest. Revise to clarify.
       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                          Sincerely,
FirstName LastNameRobert Wagner
                                                          Division of
Corporation Finance
Comapany NameOneLife Technologies Corp.
                                                          Office of
Telecommunications
October 22, 2018 Page 2
cc:       Matthew McMurdo
FirstName LastName